

February 2, 2016

<u>Via Email</u>
Joshua Kornberg
Chief Executive Officer, President and Interim Chairman of the Board
Skyline Medical Inc.
2915 Commers Drive, Suite 900
Eagan, Minnesota 55121

> **Re: Skyline Medical Inc.**
> **Schedule TO**
> **File No. 5-86172**
> **Filed: January 22, 2016**

Dear Mr. Kornberg:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. To the extent you believe our comments do not apply to your facts and circumstances or believe an amendment is inappropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and any information you provide in response to these comments, we may raise additional comments.

Exhibit 99(a)(1)(A)

<u>Summary</u>

1. The disclosure at page 11 indicates that "[t]here are material differences between the terms of the Existing Units and the terms of the New Units…" Please provide us with a brief legal analysis that explains the basis upon which the issuer concluded that Rule 13e-3 was inapplicable to this tender offer transaction.

<u>Withdrawal rights, page 21</u>

2. The disclosure indicates that "[a]n extension of the Expiration Date will not affect a holder of Existing Unit's withdrawal rights, unless otherwise provided or as required by applicable law." Advise us of the circumstances under which an existing unit holder's rights could be affected should an extension of the expiration date occur, or delete the disclosure. Refer to Rule 13e-4(f)(2)(i).

Financial Information Regarding the Company, page 28

3. The disclosure indicates that financial information has been incorporated by reference from the issuer's Form 10-K and Form 10-Q. The Division of Corporation Finance takes the view that financial information incorporated by reference in order to satisfy Items 1010(a) and (b) of Regulation M-A must be summarized and disclosed in accordance with Item 1010(c) of Regulation M-A. Refer to Instruction 6 to Item 10 of Schedule TO and corresponding interpretation I.H.7 in the July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations: http://www.sec.gov/interps/telephone/phonesupplement3.htm Please advise us whether or not the financial information included at pages F-3-F-27 in the related Form S-4 filing has been distributed to security holders, or revise the Offer Letter to include the Item 1010(c) information and disseminate it in accordance with Rule 13e-4(e)(3).

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures made.

Please refer to Rules 460 and 461 regarding requests for acceleration with respect to the related Form S-4 filing. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

Please provide a written statement from the company acknowledging that:

*   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 with any questions regarding and of the comments issued on the Schedule TO, and Caleb French at (202) 551-6947 with respect to any questions relating to taking the Form S-4 effective.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Martin R. Rosenbaum, Esq.
Spencer G. Feldman, Esq.